SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 May 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1
 Sale of InterContinental Paris Le-Grand Completed

Exhibit No: 99.1

IHG ANNOUNCES THE COMPLETION OF THE SALE OF
INTERCONTINENTAL PARIS - LE GRAND

20 May 2015 - Following receipt of relevant regulatory approvals, InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] announces the completion of the sale of InterContinental Paris - Le Grand to Constellation Hotels France Grand SA, an affiliate of Constellation Hotels Holding Limited. The terms of the transaction are unchanged from those announced on 7 August 2014.

Gross disposal proceeds of €330 million ($368m*) have been received in cash and the proceeds will be used for general corporate purposes.  IHG will continue to manage the hotel under a long-term management contract.

For further information please contact:

Investor Relations (David Kellett; Emma Parker; Matthew Woollard):           +44 (0)1895 512176
Media Relations (Yasmin Diamond; Zoe Bird):                                                   +44 (0)1895 512008

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®and Candlewood Suites®.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with nearly 86 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns more than 4,900 hotels and 720,000 guest rooms in nearly 100 countries, with more than 1,200 hotels in its development pipeline. Over 350,000 people work across IHG's hotels and corporate offices worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

* $ equivalents have been converted at current exchange rates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	20 May 2015